Exhibit 99.1

21Vianet Group, Inc. Reports Fourth Quarter and Full Year 2012 Financial Results

4Q12 Net Revenues Up 31.3%YOY to RMB417.8 Million

4Q12 Adjusted EBITDA Up 20.2% YOY to RMB78.3 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, March 6, 2013

Beijing, March 5, 2013—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year 2012. The Company will hold a conference call at 8:00 a.m. Eastern Time on March 6, 2013. Dial-in details are provided at the end of the release.

Fourth Quarter 2012 Financial Highlights

•	Net revenues increased by 31.3% to RMB417.8 million (US$67.1 million) from RMB318.3 million in the comparative period in 2011.

•	Adjusted EBITDA[1] increased by 20.2% to RMB78.3 million (US$12.6 million) from RMB65.1 million in the comparative period in 2011.

Full Year 2012 Financial Highlights

•	Net revenues increased by 49.3% to RMB1.5 billion (US$244.6 million) from RMB1.0 billion in 2011.

•	Adjusted EBITDA increased by 40.7% to RMB294.2 million (US$47.2 million) from RMB209.0 million in 2011.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are extremely pleased with our achievements for 2012 which proved to be a pivotal year for 21Vianet.We significantly expanded the scale of our business, delivering growth of almost 50% in revenues. Moreover, we focused on making significant upgrades to our network backbone, to support our growth in data transmissions for 2013. These improvements have greatly increased the efficiency and speed of our network and further strengthen the foundation for our future growth.”

“Looking forward, we are excited about the growth opportunities for 2013. Our recently announced partnership with Microsoft to launch Microsoft Azure and Office 365 services in China coupled with the construction of what will be one of the largest data centers in China, have provided us strong foundation for growth going forward. We believe that these efforts have better positioned us to take advantage of the growth trends taking place in China for internet and cloud infrastructure services, further strengthening our position as a leading internet infrastructure provider in Greater China.”

Mr. Shang-Wen Hsiao, President and Chief Financial Officer of the Company, commented, “Our 2012 results continued to underscore the stability and scalability of our business model. Moreover, with our accelerated efforts in data center expansion and our cloud platform rollout, we are confident in our ability to realize increased leverage and further margin expansion for years ahead.”

Fourth Quarter 2012 Financial Results

REVENUES: Net revenues for the fourth quarter of 2012 increased by 31.3% to RMB417.8 million (US$67.1 million) from RMB318.3 million in the comparative period in 2011.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

Net revenues from hosting and related services increased by 44.6% to RMB253.4 million (US$40.7 million) in the fourth quarter of 2012 from RMB175.2 million in the comparative period in 2011, primarily due to an increase in the total number of cabinets under management in both the Company’s self-built and partnered data centers.Net revenues from managed network services increased by 14.9% to RMB164.4 million (US$26.4 million) in the fourth quarter of 2012 from RMB143.0 million in the comparative period in 2011, primarily driven by an increase in network capacity demand for data transmission services.

GROSS PROFIT: For the fourth quarter of 2012, gross profit increased by 29.2% to RMB113.7 million (US$18.3 million) from RMB88.1 million in the comparative period in 2011. Gross margin for the fourth quarter of 2012 remained stable at 27.2% compared with the comparative period in 2011.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 28.5% to RMB123.3 million (US$19.8 million) from RMB96.0 million in the comparative period in 2011.Adjusted gross margin was 29.5% in the fourth quarter of 2012, compared with 30.2% in the comparative period in 2011.

OPERATING EXPENSES: Total operating expenses were RMB58.2 million (US$9.3 million), compared to RMB79.9 million in the comparative period in 2011.

Sales and marketing expenses increased to RMB31.6 million (US$5.1 million) from RMB25.5 million in the comparative period in 2011, primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses increased to RMB49.4 million (US$7.9 million) from RMB24.4 million in the comparative period in 2011, primarily due to an increase in headcount, office rentals and other expansion related expenses.

Research and development expenses increased to RMB17.3 million (US$2.8 million) from RMB10.0 million in the comparative period in 2011, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a gain of RMB40.1 million (US$6.4 million) in the fourth quarter of 2012, compared with a loss in the change in fair value of contingent purchase consideration payable of RMB20.0 million in the prior year period. This non-cash gain was primarily due to a decrease in the market value of the Company’s shares, which resulted in a decrease in the fair value of share-based contingent purchase considerations payable as of December 31, 2012 associated with the Company’s acquisitions of the Managed Network Entities, Gehua and Fastweb.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB77.5 million (US$12.4 million) from RMB50.0 million in the comparative period in 2011. As a percentage of net revenue, adjusted operating expenses were 18.5%, compared to 15.7% in the comparative period in 2011.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2012 increased to RMB78.3 million (US$12.6 million) from RMB65.1 million in the comparative period in 2011. Adjusted EBITDA margin for the quarter was 18.7%, compared with 19.2% in the previous quarter and 20.5% in the comparative period in 2011. Adjusted EBITDA in the fourth quarter of 2012 excludes share-based compensation expenses of RMB22.4 million (US$3.6 million) and changes in the fair value of contingent purchase consideration payable of RMB40.1 million (US$6.4 million).

NET PROFIT/LOSS: Net profit for the fourth quarter of 2012 increased to RMB43.1 million (US$6.9 million), compared to RMB11.5 million in the comparative period in 2011.

Adjusted net profit for the fourth quarter of 2012 was RMB39.5 million (US$6.3 million), compared with RMB46.3 million in the comparative period in 2011. Adjusted net profit in the fourth quarter of 2012 excludes share-based compensation expenses of RMB22.4 million (US$3.6 million), amortization of intangible assets derived from acquisitions of RMB8.1 million (US$1.3 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB34.1 million (US$5.5 million) in the aggregate. Adjusted net margin was 9.5%, compared to 14.6% in the comparative period in 2011. The decrease in adjusted net profit was primarily due to an increase in operating expenses, an increase in expenses associated with the Microsoft partnership, and a reduction in foreign exchange gain.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the fourth quarter of 2012 was RMB0.12, which represents the equivalent of RMB0.72 (US$0.12) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the fourth quarter of 2012 was RMB0.11, which represents the equivalent of RMB0.66 (US$0.11) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of December 31, 2012, the Company had a total of 347.0 million ordinary shares outstanding, or the equivalent of 57.8 million ADSs.

BALANCE SHEET: As of December 31, 2012, the Company’s cash and cash equivalents and short-term investment were RMB655.0 million (US$105.1 million), compared to RMB1.3billion as of December 31, 2011.

Fourth Quarter 2012 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet increased to RMB10,467 in the fourth quarter of 2012 from RMB10,027 in the third quarter of 2012.

•

Total cabinets under management increased to 11,917 as of December 31, 2012, from 11,648 as of September 30, 2012, with 7,404 cabinets in the Company’s self-built data centers and 4,513 cabinets in its partnered data centers as of December 31, 2012.

•	Utilization rate was 66.3%in the fourth quarter 2012, compared to 67.7% in the third quarter of 2012.

•	Churn rate remained stable at 0.84%in the fourth quarter of 2012, compared to 0.87% in the third quarter of 2012. Top 20 customers’ churn rate remained 0%.

•	The largest customer represented 4.4%of total net revenues in the fourth quarter of 2012.

Full Year 2012 Financial Performance

For the full year of 2012, net revenue increased by 49.3% to RMB1.5 billion (US$244.6 million) from RMB1.0 billion in the prior year. Adjusted EBITDA for the full year increased by 40.7% to RMB294.2 million (US$47.2 million) from RMB209.0 million in the prior year. Adjusted EBITDA margin was19.3%, compared to 20.5% in the prior year. Adjusted EBITDA for the full year excludes share-based compensation expense of RMB67.6 million (US$10.9 million) and changes in the fair value of contingent purchase consideration payable of RMB17.4 million (US$2.8 million). Adjusted net profit for the full year was RMB167.3 million (US$26.8 million), compared to RMB170.0 million in the prior year. Adjusted net profit in the full year excludes share-based compensation expense of RMB67.6 million (US$10.9 million), amortization of intangible assets derived from acquisitions of RMB27.2 million (US$4.4 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB14.8 million (US$2.4 million).

Recent Developments

In February 2013, 21Vianet commenced construction of a new data center in the Daxing District of Beijing. The new data center, which will be built in two phases contingent on market demand, will be one of the largest data centers in China as measured by cabinet capacity. It will occupy a gross area of approximately 42,000 square meters (approximately 452,000 square feet) once fully completed. The first phase of this data center, which is expected to be fully operational by the end of 2013, will be capable of hosting more than 3,000 cabinets. At full capacity, the data center will host a total of over 5,000 cabinets. The data center will be wholly owned and operated by 21Vianet.

Financial Outlook

For the first quarter of 2013, the Company expects net revenues to be in the range of RMB430 million to RMB435 million. Adjusted EBITDA is expected to be in the range of RMB80 million to RMB83 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Wednesday, March 6, 2013 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 98281809

The replay will be accessible through March 13, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 98281809

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services to improve the reliability, security and speed of its customers’ Internet connections. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,970 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and full year of 2013 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2011	As of December 31, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	410,389	432,254	69,382
Restricted cash	4,578	191,766	30,781
Accounts receivable, net	147,624	293,369	47,089
Short term investments	894,540	222,701	35,746
Prepaid expenses and other current assets	47,575	95,756	15,370
Deferred tax assets	4,872	8,585	1,378
Amount due from related parties	41,643	18,726	3,006

Total current assets	1,551,221	1,263,157	202,752
Non-current assets:
Property and equipment, net	453,883	822,707	132,054
Intangible assets, net	159,439	303,909	48,781
Deferred tax assets	12,773	11,231	1,803
Goodwill	217,436	296,688	47,622
Investment	8,200	57,599	9,245
Restricted cash	—	221,628	35,574

Total non-current assets	851,731	1,713,762	275,079

Total assets	2,402,952	2,976,919	477,831

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Short term bank borrowings	100,000	344,840	55,350
Accounts payable	82,131	109,571	17,587
Notes payable	4,578	—	—
Accrued expenses and other payables	124,326	167,498	26,890
Advances from customers	23,238	22,976	3,688
Income tax payable	5,634	23,506	3,773
Amounts due to related parties	96,618	105,037	16,860
Current portion of capital lease obligations	26,012	36,719	5,894

Total current liabilities	462,537	810,147	130,042
Non-current liabilities:
Long term bank borrowings	—	63,000	10,112
Amounts due to related parties	124,493	86,316	13,855
Non-current portion of capital lease obligations	73,896	52,352	8,403
Unrecognized tax benefits	26,801	12,340	1,981
Deferred tax liabilities	39,682	44,666	7,169
Deferred government grant	5,819	18,793	3,016

Total non-current liabilities	270,691	277,467	44,536
Commitments and contingencies
Mezzanine equity	—	—	—
Shareholders’ equity
Treasury stock	(168,018)	(20,702)	(3,323)
Ordinary shares	23	23	4
Additional paid-in capital	3,277,658	3,294,855	528,861
Accumulated other comprehensive income loss	(54,779)	(57,367)	(9,208)
Statutory reserves	15,837	25,871	4,153
Accumulated deficit	(1,418,167)	(1,371,877)	(220,204)

Total 21Vianet Group, Inc. shareholders’ equity	1,652,554	1,870,803	300,283
Non-controlling interest	17,170	18,502	2,970

Total shareholders’ equity	1,669,724	1,889,305	303,253

Total liabilities, mezzanine equity and shareholders’ equity	2,402,952	2,976,919	477,831

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	175,247	218,861	253,442	40,680	614,612	866,882	139,144
Managed network services	143,030	177,198	164,376	26,384	406,317	657,276	105,500

Total net revenues	318,277	396,059	417,818	67,064	1,020,929	1,524,158	244,644
Cost of revenues	(230,222)	(285,662)	(304,080)	(48,808)	(744,371)	(1,098,477)	(176,318)

Gross profit	88,055	110,397	113,738	18,256	276,558	425,681	68,326
Operating expenses
Sales and marketing	(25,458)	(28,885)	(31,576)	(5,068)	(80,885)	(109,871)	(17,636)
General and administrative	(24,418)	(42,622)	(49,387)	(7,927)	(82,926)	(153,512)	(24,640)
Research and development	(10,020)	(18,758)	(17,324)	(2,781)	(34,657)	(63,929)	(10,261)
Changes in the fair value of contingent purchase consideration payable	(19,979)	(12,043)	40,062	6,430	(63,185)	(17,430)	(2,798)

Total operating expenses	(79,875)	(102,308)	(58,225)	(9,346)	(261,653)	(344,742)	(55,335)

Operating profit	8,180	8,089	55,513	8,910	14,905	80,939	12,991
Interest income	4,348	4,216	5,859	940	14,939	16,301	2,616
Interest expense	(705)	(1,592)	(5,985)	(961)	(4,398)	(11,376)	(1,826)
Gain(loss) from equity method investment	—	29	(1,130)	(181)	—	(1,101)	(177)
Other income	602	11,209	—	—	1,943	11,616	1,864
Other expense	(244)	(107)	(1,667)	(268)	(520)	(2,167)	(348)
Foreign exchange gain (loss)	6,734	(1,213)	5,332	856	32,747	(397)	(64)

Profit before income taxes	18,915	20,631	57,922	9,296	59,616	93,815	15,056
Income tax (expense) benefit	(7,372)	(8,417)	(14,788)	(2,374)	(13,677)	(36,159)	(5,804)

Net profit	11,543	12,214	43,134	6,922	45,939	57,656	9,252
Net income attributable to non-controlling interest	(8,586)	(363)	(397)	(64)	(27,495)	(1,332)	(214)

Net profit attributable to the Company’s ordinary shareholders	2,957	11,851	42,737	6,858	18,444	56,324	9,038

Earnings per share
Basic	0.01	0.03	0.12	0.02	0.07	0.16	0.03
Diluted	0.01	0.03	0.12	0.02	0.06	0.16	0.03
Shares used in earnings per share computation
Basic*	322,761,801	340,885,136	342,124,551	342,124,551	259,595,677	342,326,855	342,326,855
Diluted*	332,991,032	352,729,739	364,047,902	364,047,902	316,807,661	356,510,914	356,510,914
Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS—Basic	0.06	0.18	0.72	0.12	0.42	0.96	0.15
EPS—Diluted	0.06	0.18	0.72	0.12	0.36	0.96	0.15

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	88,055	110,397	113,738	18,256	276,558	425,681	68,326
Plus: share-based compensation expense	578	1,513	1,530	246	2,157	4,517	725
Plus: amortization of intangible assets derived from acquisitions	7,344	6,788	8,050	1,292	28,388	27,183	4,363

Adjusted gross profit	95,977	118,698	123,318	19,794	307,103	457,381	73,414

Adjusted gross margin	30.2%	30.0%	29.5%	29.5%	30.1%	30.0%	30.0%
Operating expenses	(79,875)	(102,308)	(58,225)	(9,346)	(261,653)	(344,742)	(55,335)
Plus: share-based compensation expense	9,875	21,462	20,836	3,344	39,802	63,115	10,131
Plus: changes in the fair value of contingent purchase consideration payable	19,979	12,043	(40,062)	(6,430)	63,185	17,430	2,798

Adjusted operating expenses	(50,021)	(68,803)	(77,451)	(12,432)	(158,666)	(264,197)	(42,406)

Net profits	11,543	12,214	43,134	6,922	45,939	57,656	9,252
Plus: share-based compensation expense	10,453	22,975	22,366	3,590	41,959	67,632	10,856
Plus: amortization of intangible assets derived from acquisitions	7,344	6,788	8,050	1,292	28,388	27,183	4,363
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	16,982	10,237	(34,053)	(5,466)	53,707	14,816	2,378

Adjusted net profit	46,322	52,214	39,497	6,338	169,993	167,287	26,849

Adjusted net margin	14.6%	13.2%	9.5%	9.5%	16.7%	11.0%	11.0%
Operating profit	8,180	8,089	55,513	8,910	14,905	80,939	12,991
Plus: depreciation	18,772	23,724	29,569	4,747	58,873	92,787	14,893
Plus: amortization	7,732	9,176	10,885	1,747	30,104	35,377	5,678
Plus: share-based compensation expense	10,453	22,975	22,366	3,590	41,959	67,632	10,856
Plus: changes in the fair value of contingent purchase consideration payable	19,979	12,043	(40,062)	(6,430)	63,185	17,430	2,798

Adjusted EBITDA	65,116	76,007	78,271	12,564	209,026	294,165	47,216

Adjusted EBITDA margin	20.5%	19.2%	18.7%	18.7%	20.5%	19.3%	19.3%
Adjusted net profit	46,322	52,214	39,497	6,338	169,993	167,287	26,849
Less: Net income attributable to non-controlling interest	(8,586)	(363)	(397)	(64)	(27,495)	(1,332)	(214)
Adjusted net profit attributable to the Company’s ordinary shareholders	37,736	51,851	39,100	6,274	142,498	165,955	26,635
Adjusted earnings per share
Basic	0.12	0.15	0.11	0.02	0.55	0.48	0.08
Diluted	0.12	0.15	0.11	0.02	0.47	0.47	0.07
Shares used in adjusted earnings per share computation:
Basic*	322,761,801	340,885,136	342,124,551	342,124,551	259,558,631	342,326,855	342,326,855
Diluted*	322,761,801	352,729,739	364,047,902	364,047,902	302,796,593	356,510,914	356,510,914
Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS—Basic	0.72	0.90	0.66	0.11	3.30	2.88	0.46
EPS—Diluted	0.72	0.90	0.66	0.11	2.82	2.82	0.45

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.